News Release
RMX:TSX | RBY:NYSE AMEX

March 28, 2012

Rubicon Minerals Announces Filing of its Annual Financials
for the fiscal year ended December 31, 2011

Rubicon Minerals Corporation (RMX:TSX | RBY:NYSE-AMEX) (“Rubicon”) today announced that it has filed its Annual Information Form, audited Consolidated Financial Statements and related Management’s Discussion and Analysis for the financial year ended December 31, 2011.  Rubicon also confirms that its annual SEC filing under Form 40-F has been made and that copies of Rubicon’s annual financials can be obtained at www.rubiconminerals.com or www.sedar.com or www.edgar.com.

Shareholders may request a hard copy of the complete annual financials free of charge upon request.

About Rubicon Minerals Corporation
Rubicon Minerals Corporation is an exploration and development company, focused on exploring and developing its high-grade gold discovery at its Phoenix Gold Project in Red Lake, Ontario.  Rubicon controls over 100 square miles of prime exploration ground in the prolific Red Lake gold district of Ontario which hosts Goldcorp's high-grade, world class Red Lake Mine. Rubicon’s shares are listed on the NYSE-AMEX (RBY) and the TSX (RMX) Exchanges and has traded on average, 1.7 million shares per day in 2011. Rubicon’s shares are included in S&P/TSX Composite Index and Van Eck’s Junior Gold Miners ETF.

PR12-4    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
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The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.